Mail Stop 4720

September 8, 2009

Michael L. Kranda
Chief Executive Officer
Anesiva, Inc.
650 Gateway Boulevard
South San Francisco, California 94080

> **Re:** **Anesiva, Inc.**
> **Preliminary Proxy Statement on Form PREM14A**
> **Filed August 11, 2009**
> **File No. 000-50573**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 25, 2009**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 7, 2009**
>
> **Form 8-K**
> **Filed August 17, 2009**
>
> **Form DEFA14A**
> **Filed August 25, 2009**

Dear Mr. Kranda:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K, filed August 17, 2009

1. We noted that on August 14, 2009, the board of directors of Anesiva, Inc. approved a restructuring plan to which four employees were terminated. The affected employees will be eligible to receive severance payments ten days after the effective date of the merger with Arcion Therapeutics, Inc. The Company anticipates recording a restructuring charge of approximately $100,000 primarily associated with one-time, personnel-related termination costs, which will be recognized in the third quarter of fiscal 2009. Please provide this information in a note to the pro forma financial statements and incorporate in your pro forma balance sheet, or explain to us why inclusion in the pro forma balance sheet is not appropriate.

Form DEFA14A, filed August 25, 2009

2. We note the investor presentation that you have included as an exhibit to your current report includes a statement that "Interwest & CMEA have signed letters of intent for $10MM." Please indicate where this disclosure is included in your preliminary proxy statement. In addition, please provide a description of the terms of the letter of intent and file the letters as exhibits to your filing.

3. Your presentation makes references to "virtual operations" and "virtual company." Please explain the meaning of these terms.

4. Additionally, your presentation includes a discussion of the product candidate ARC-4975 which does not appear to be discussed in your proxy statement. Please revise the proxy statement to include a discussion of ARC-4975 and the current status of its development.

5. We note the reference to "multiple partnership opportunities" on the last page of your presentation. Please revise your proxy statement to describe these opportunities.

Form PREM14A

General

6. Please note that you are required to file with the Commission any written instructions, scripts, and outlines that will be used by any person that solicits proxies on behalf of the company through personal interviews, or telephone, and all other soliciting material that will be furnished to the security holders of the company.

7. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the

filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

8. In several places throughout your document you reference the condition that Anesiva complete the sale of at least $20.0 million shares of common stock. Please provide a more prominent discussion of this transaction. The discussion should include whether Anesiva has an investor/investors willing to purchase these shares, the price per share, when the transaction is expected to close, and any other material terms.

Questions and Answers about the Merger, page Q-1

9. We note that you disclose that a hearing with NASDAQ in relation to the possible delisting of your common stock from the NASDAQ Global Market was scheduled for August 27, 2009. Please update your disclosure throughout the proxy statement to indicate the result of the hearing and any impact on your securities' listing status.

Summary

Interests of Anesiva's Executive Officer's and Directors in the Merger, page 8

10. Please disclose the percentage of the combined company that all officers and directors of Anesiva, together with their affiliates, will beneficially own after the merger. Where you have disclosed the percentage of the combined company that any of Anesiva's affiliates will hold following the merger, please clarify if this percentage includes the effects of the reinvestment transaction.

11. Please quantify Michael Kranda's and John Tran's severance benefits based on their current salaries.

12. Please disclose the average weighted exercise price of the options held by Dr. Powell and Mr. Janney.

Conditions of the Merger, page 9

13. Please identify the "certain conditions" that each party is obligated to satisfy for the merger to be consummated.

Anticipated Accounting Treatment (Page 55), page 10

14. You disclose that the merger will be treated by Anesiva as a reverse merger under the purchase method of accounting in accordance with U.S. generally accepted accounting

Michael L. Kranda
Anesiva, Inc.
September 8, 2009
Page 4

principles. For accounting purposes, Arcion is considered to be acquiring Anesiva in this transaction. Therefore, the aggregate consideration paid in connection with the merger, together with the direct costs of acquisition, will be allocated to Anesiva's tangible and intangible assets and liabilities based on their fair market values. Please revise your disclosure here and throughout your filing to address the following:

- Indicate that you anticipate treating the merger under the acquisition method, not the purchase method, as indicated in paragraphs 6 and B14 of SFAS 141R;
- Indicate that you will charge the direct transaction costs to expenses in the periods in which the costs are incurred and the services are received as required by paragraph 59 of SFAS 141R; and
- Remove reference to the allocation of the purchase price. Under paragraphs 12-33 of SFAS 141R, assets acquired and liabilities assumed are generally recorded at their fair values.

Market Price and Dividend Data, page 12

15. We note your statement that following the merger, Anesiva common stock will continue to be listed on the NASDAQ Global Market. Please revise this statement to indicate that the Company "intends to" continue to be listed on NASDAQ and describe the uncertainty relating to the NASDAQ listing requirements.

Risk Factors, page 26

16. Please include a discussion of any material risks relating to Arcion's business and the potential consequences to the combined company.

"If we fail to retain key employee, the benefits of the merger could be diminished," page 26

17. Please identify the key management and scientific personnel to which you are referring.

"Completion of the merger and the reinvestment may result in dilution of future earnings per share to the stockholders of Anesiva." page 27

18. We note that your reasons for the merger include "the combined company will be more securely capitalized" and your statement in this risk factor that "the merger may result in greater net losses or a weaker financial condition." Please revise this risk factor to explain that the auditors for both Arcion and Anesiva have issued audit reports that express doubt about the ability of the companies to continue as going concerns. Your discussion should clarify that your statement that the combined company will be more securely capitalized

due to the reinvestment and the additional sale of capital stock. Please also make this distinction clear in the discussion of the reasons for the merger.

"Anesiva executive officers and directors may have interests that are different…," page 28

19. Please revise your disclosure to briefly describe how the officers' and directors' interests differ from the interests of the non-affiliated shareholders. Your discussion should specifically disclose each officer's and director's beneficial interest in the combined company following the merger and reinvestment and potential severance benefits. Cross references to the information appearing in other portions of your document are not sufficient.

"The stock price of Anesiva common stock after the merger may be affected by factors…," page 28

20. Please identify the different factors that could impact the combined company's stock that may not be affecting the results of operations for the independent companies.

"The ability to use pre-merger not operating losses of Anevisa…," page 29

21. Please quantify the effect of losing the benefit of the Net Operating Losses.

Record Date and Voting Power, page 34

22. We note that you have not included a place holder for the approximate number of record holders as of the record date. Please ensure that this information is updated to provide the number of record holders.

Proposal No. 1: The Merger, page 37

Background of the Merger, page 37

23. Please provide further description of the services provided by Montgomery Marshall Health Care Partners and discuss any role they played in identifying potential strategic alternatives for the Company after May 1, 2009. Disclose the fee paid or payable to Montgomery Marshall Health Care Partners and whether any portion of the fee is contingent on approval of the merger.

24. We note that the Company's representative engaged in a series of discussions and negotiations with representatives of Arcion. You should describe in greater detail the nature and substance of the deliberations conducted by the board at their meetings,

including what conclusions were reached. The disclosure should provide shareholders with an understanding of how, when, and why the terms of the proposed transaction evolved during the course of discussions. For example, describe the following:

- The specific terms of the bridge financing and possible merger discussed and negotiated at the meetings on May 15, 2009 and May 17, 2009 and the conclusions reached;
- The specific items discussed at the June 15, 2009 and July 7-8 meeting in relation to the business combination of the two companies;
- The terms and conditions of the draft definitive agreement negotiated at the June 22, 2009 and June 24, 2009 meetings; and
- The terms and conditions discussed in the June 27, 2009 teleconference.

25. We note that Anesiva's business development team met and provided information to several interested potential partners and that MMHCP contacted approximately 30 parties regarding a potential transaction with Anesiva. Please revise your disclosure to provide the following information:

- The criteria used to determine the parties that were contacted;
- Whether any parties contacted Anesiva directly;
- The terms of any firm offers received; and
- If any firm offers were received, why the offers were not accepted.

26. Please describe the reasons why all strategic alternatives considered were ultimately rejected.

27. Please describe the securities issued in the January Securities Agreement. Will these securities be redeemed in the reinvestment transaction?

28. Disclose who represented Arcion in the negotiations between Arcion and the Special Committee.

29. Please explain when the reinvestment and the additional sale of Anesiva securities were first proposed and which party proposed these transactions as conditions to the merger.

30. Describe the terms of Anesiva's bridge loan with Arcion.

31. Please identify the legal advisors that Mr. Hamilton consulted with on May 15, 2009 in regards to the potential financing transactions and the impact of the potential merger. Please also identify this party as appropriate in the rest of your discussion.

32. Please identify the respective "consultants, accountants, and outside counsel" of Anesiva and Arcion that conducted the due diligence reviews of the companies from June 3, 2009 through August 4, 2009.

33. Please note that each presentation, discussion, or report held with or presented by an outside party that is materially related to the transaction is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please consider the need for additional disclosure in this regard and provide us with a copy of any such documents for our review. For example, we note on page 40, that you refer to "financial analyses" provided by Hempstead and "other related documents and the various presentations" considered by your special committee.

34. Supplementally, please provide us with any "board books" or similar materials furnished to the board regarding the analysis of your financial advisor.

35. We note the disclosure on page 48 that there is a pending offer for the Zingo assets. When was this offer made? To what extent was this offer discussed or considered during the merger negotiations, either between Anesiva and Arcion or by just Anesiva's Board of Directors?

Reasons for the Merger, page 41

36. Please identify and quantify the significant potential synergies and cost savings of the combined company and explain how the combined company will be more securely capitalized.

37. Please describe the Board's view as to the potential for third parties to enter into strategic relationships with or acquire Anesiva on favorable terms.

38. Did the Anesiva Board consider the definition excluding a material adverse effect in Arcion's financial condition, business assets, or results of operations relating to its clinical trials from the definition of material adverse effect to be a negative consideration?

39. Please provide additional description of the specific "historical and current information concerning Arcion" that served as positive factors in the Board's determination to approve the merger. How did the uncertainty with regard to Arcion's ability to continue as a going concern included in the report of the registered public accountant factor into the Board's decision?

Fairness Opinion Received by Anesiva, page 47

40. Please disclose any instructions given to in connection with the opinions and any limitations imposed on the scope of their investigations or tell us supplementally that no such instructions were given and no such limitations were imposed.

41. We note your disclosure that in arriving at its opinion, Hempstead assumed a reverse stock split ratio for your common stock of one-for-20 and a private placement of $10.0 million. However, your second proposal relates to a one-for-40 reverse stock split. In addition, the terms of your merger agreement refer only to a minimum sale of $20 million in capital stock as condition to closing, not a private placement of $10.0 million. Please provide an analysis as to whether these inconsistent assumptions impact the validity of the fairness opinion and whether you believe the opinion remains valid.

42. Please disclose the total fee payable to Hempstead in return for providing the fairness opinion. In addition, please clarify whether Hempstead's compensation is contingent upon the successful consummation of the merger agreement.

43. We note that Hempstead "considered benchmarks developed via comparison to transactions involving the equity or assets of other companies." Please describe the guideline companies, the respective transactions, and benchmarks developed and how Hempstead used this information to assess the fairness of the proposed transaction.

44. The fairness advisor has made a number of significant assumptions, including the following:

   - FDA approval of all products in the pipeline;
   - Adlea peak sales of $380 million;
   - Milestone payments to Anesiva totaling $50 million trough 2012;
   - Reimbursement of all Anesiva's remaining research and development costs with respect to Adlea;
   - Initial launch of Adlea in 2013 and a royalty of 10% of Adlea product sales;
   - Peak sales expectations in the range of $400 million to $1.1 billion, with a base case of $800 million;
   - Estimated milestones $125 million;
   - Reimbursement for Arcion's research and development expense; and
   - Estimated royalty of 20% on all product sales.

   Please explain the basis for determining that these assumptions are reasonable. We note your disclosure that some of the assumptions relating to Arcion's revenues are based on an analysis of industry deal terms, and comparable collaboration agreements. Please identify the collaboration agreements and deals that you analyzed in determining these assumptions, explain how these were selected and how you determined that they were comparable. If you have received offers to collaborate on any of these product candidates, please provide additional information about the offers and the status of any negotiations.

45. Please explain how the probability of FDA approval factored into the evaluation of Anesiva and the combined company.

46. Please consider a risk factor discussing the fact that your fairness opinion evaluated the value of each company and the combined company assuming FDA approval for 3 products currently in development and estimated revenues from product sales, royalty provisions and milestone provisions based on hypothetical collaboration agreements. If you do not believe risk factor disclosure is warranted, please explain the basis for your belief.

47. We note your statement on page 51 that Arcion has multiple product candidates. Please revise to quantify the number of product candidates Arcion is currently developing.

48. Please explain the term 505(b)(2) strategy. If the reference drug is subject to any patents or exclusivity protections, please consider risk factor disclosure or tell us why you believe risk factor disclosure is not appropriate.

Interest of Anesiva's Executive Officers and Directors in the Merger, page 53

49. Please disclose the Anesiva's officers' and directors' aggregate beneficial ownership, together with their affiliates, of the combined company.

50. If accurate, please clarify that Dr. Arnold Oronsky's ownership in the combined company includes the effect of the reinvestment transaction.

51. Please revise to disclose Daniel Janney's and Michael Powell's beneficial ownership, together with their affiliates, of Anesiva the combined company giving effect to the reinvestment agreement.

52. Please quantify the severance benefits assuming current salaries.

Material Federal Income Tax Consequences, page 55

53. Please clarify that this is counsel's opinion and identify counsel.

54. Please revise the disclosure to clarify that this is a summary of the "material" tax consequences, rather than "certain" tax consequences.

The Merger Agreement, page 57

55. Where you refer to specific sections of your merger agreement, please provide a description of the sections to which you are referring. In particular, we note you reference to Section 7.2 (a) and (b) on page 71 and Section 7.3(a) and (b) on page 71 and 72.

Reinvestment, page 59

56. You disclose that on August 4, 2009 you entered into a reinvestment agreement with Arcion and the January Investors, contingent upon the consummation of the merger. Under the reinvestment agreement, immediately following the redemption of all of the outstanding securities held by the January Investors at a purchase price of 100% of the aggregate outstanding principal amount of and all accrued but unpaid returns on such securities, the January Investors will reinvest the proceeds of such redemption by purchasing unregistered shares of your common stock at a price per share of $0.30. Please revise your disclosure to clarify how you will redeem the outstanding securities held by the January Investors given your current liquidity position. It is unclear where you will get the cash to redeem these securities. If they will merely be converted into your common stock without the physical exchange of cash, please disclose this fact.

Proposal 2 Amendment to Certificate of Incorporation to Effect a One-for-40 Reverse Stock Split of Anesiva, page 77

57. Please revise page 70 to clarify whether you have any plans to issue any shares newly authorized as a result of the reverse stock split other than the shares that will be issued in the merger, the reinvestment and the $20 million offering of capital stock.

Unaudited Pro Forma Condensed Combined Financial Statements, page 115

58. We noted that you did not give effect to the proposed one-for-40 reverse stock split described in proposal 2. As this reverse stock split will occur immediately prior to the merger, please provide supplemental disclosure that accounts for the effect of the proposed one-for-40 reverse stock split.

Pro Forma Condensed Combined Balance Sheet, page 117

59. Please revise your pro forma balance sheet to include the non-recurring transaction costs identified in Note 3 as required by Rule 11-02(b)(6) of Regulation S-X. Otherwise, please

explain to us how these costs are reflected in your pro forma balance sheet or why inclusion is not required.

Pro Forma Condensed Combined Statements of Operations, pages 118 and 119

60. Please revise your pro forma statements of operations to present only your results of operations and earnings per share information from continuing operations as required by Rule 11-02(b)(5) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1. Basis of Presentation, page 120

61. You disclosed an estimated closing price of $0.20 per share on September 10, 2009 to determine the estimated fair value of the Anesiva shares in the preliminary purchase price allocation. It is unclear how you could determine a stock price for a future date. Please revise your disclosure to use the most recent stock price at the time of filing for determining the value of stock to be issued or advise us how your presentation is appropriate.

62. On page 48 you indicate your expectations to sell the Zingo assets for approximately $3.5 million in 2009. Please revise your disclosures to clarify how you included the Zingo tangible and intangible assets in your pro forma financial statements. Please see paragraph 33 of SFAS 141R.

63. Since the transaction is structured in such a manner that different results may occur, additional pro forma presentations should be made that give effect to the range of possible results. Since the purchase price is preliminary, please provide a sensitivity analysis for the range of possible outcomes based on percentage increases and decreases in the recent stock price.

2. Pro Forma Adjustments, page 121

64. With regards to your pro forma adjustment (a), please correct the apparent typographical error to properly identify Anesiva as the $2 million note purchaser from Arcion which you are eliminating for pro forma purposes.

65. With regards to your pro forma adjustment (b), please revise your disclosure to address the following:

      a.   Clarify how you determined the $22,823 increase to other assets and APIC, the $405 decrease to other assets and the associated increase to accumulated deficit, and the $18,421 reduction to APIC.

      b.   Disclose the material assumptions used to value the in-process technology intangible asset; including but not limited to:
- the estimated costs of the efforts necessary to complete the project(s);
- the anticipated completion date(s);
- the appraisal method used to value the project(s);
- the period in which material net cash inflows from significant project(s) are expected to commence; and
- the risk adjusted discount rate applied to the project's cash flows.

      c.   Disclose how you intend to amortize the in-process technology and the patent intangible assets.

Compensation Discussion and Analysis, page 122
Annual Cash Bonus, page 125

66. We note your disclosure that no bonus payments were made to your NEOs based on 2008 performance. Please note that the specific corporate goals and milestones and respective individual objectives must be described and disclosed regardless of whether bonus compensation has been provided. Please revise your disclosure to include the following information in relation to your 2008 bonus plan:

- A discussion of the specific corporate goals and milestones;
- A discussion of the specific individual objectives for each of your NEOs, other than the CEO; and
- A discussion of the level of achievement of the each objective and how the level of achievement impacts the actual bonus paid.

To the extent that the objectives are quantified, the discussion in your compensation discussion and analysis proxy statement should also be quantified.

67. We note your statement on page 127 that "all equity awards were determined based on previously determined compensation committee guidelines and the analyses done by Radford." Please describe the compensation committee guidelines and how they were used to determine the respective equity award that you describe.

Information Regarding Arcion's Business, page 145
Intellectual Property, page 151

68. Identify the 5 U.S. patents, 3 U.S. patent applications, and 5 foreign patents that Arcion owns or has licensed, identify the products that are dependent on these products, and disclose the expiration date for each.

69. Please describe the material terms of any license agreement into which Arcion has entered with regard its intellectual property.   Please identify the licensor and include the following information, to the extent applicable:

- the amounts paid to date;
- the aggregate potential milestone payments;
- the percentage range of royalties;
- term; and,
- termination provisions.

Annex J
Anesiva, Inc.
Form 10-K for the year ended December 31, 2008

Design and Elements of our Compensation Program, page J-68

70. Please confirm that you will provide the following information in future filings:

- A discussion of the specific corporate goals and milestones;
- A discussion of the specific individual objectives for each of your NEOs; and
- A discussion of the level of achievement of the each objective and how the level of achievement impacts the actual bonus paid.

To the extent that the objectives are quantified, the discussion in your compensation discussion and analysis proxy statement should also be quantified.

10. License and Distribution Agreements, page J-111

71. With regards to your agreements with Medical Futures, Inc., Sigma-Tau Industrie Farmaceutiche Riunite S.p.A, and Green vision Company, disclose if the upfront fees received are refundable and/or if a fee is due if the agreements are terminated. Please revise your disclosure to indicate why you have not apparently recognized the deferred revenue associated with the upfront fees when you discontinued Zingo manufacturing and commercial operations or accrued any termination costs related to these arrangements.

Annex L
Anesiva, Inc.
Form 10-Q for the quarterly period ended June 30, 2009

4. Leases and Commitments
Legal Proceedings, page L-16

72. Your repeated statement "We are unable to predict the outcome of this litigation at this time" is vague. For each of your legal proceedings, except for the two derivative complaints, tell us why you believe the loss contingency is not probable and why no accrual is necessary under FASB 5. For example, with regards to the wage complaint filed by John Regan, you disclosed that he was awarded $102,000 by the DLSE. Disclose the amount you have accrued in your financial statements or explain why you believe no accrual is necessary.

73. Tell us what consideration was given to account for these loss contingencies under FAS 141R related to the merger.

Annex M
Arcion Therapeutics, Inc.
Report of Independent Auditors, page M-2

74. Please include a revised audit report that is signed manually and indicates the city and state where issued as required by Article 2-02(a) of Regulation S-X.

2. Summary of Significant Accounting Policies
Stock-Based Compensation, page M-9 and Stock Options, page M-10

75. You disclose that you utilized a third-party valuation to estimate the fair value of your common stock in 2008. Although you disclose that options were granted in 2007, and not 2008, it appears from your cash flow statements that you do not begin reflecting stock-based compensation in your financial statements until 2008. Please address the following comments:
   a. Please revise your disclosure to indicate why it is apparently appropriate to begin recording compensation expense related to 2007 option grants in 2008.
   b. Please revise your disclosure to explain why you apparently utilize a 2008 fair value estimate to value your options granted in 2007
   c. Please revise your disclosure to name the third-party valuation specialist you utilized to estimate the fair value of your common stock. Otherwise, please remove your reference to this valuation.

6. Convertible Preferred Stock, page M-13

76. You disclose that your Series A preferred Stock investors agreed to purchase additional shares a both the Second Closing and Third Closing at a price of $1.00 per share. You also disclose that you accounted for the obligation/right to purchase these additional shares as a liability under SFAS 150. Please explain to us how this obligation/right qualifies for liability accounting under SFAS 150. In your response, please clarify whether the investors were obligated to participate in the Second and Third Closings. In this regard, you disclose on page M-14 that you incorporated the probability of the obligation/right being exercised in your estimate of its fair value.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have any question in relation to accounting matters. Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551- 3675 with any other questions. In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew Hemington
        Cooley Godward Kronish LLP
        Five Palo Alto Square
        3000 El Camino Real
        Palo Alto, CA 94306-2155